Filed by Occam Networks, Inc.

Commission File No. 001-33069

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

The following is a transcript of a conference call held at 11:00 A.M. on September 21, 2010 related to the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

OCCAM NETWORKS CALL TO CONSULTING ENGINEER PARTNERS REGARDING CALIX’S PROPOSED ACQUISITION OF OCCAM NETWORKS

PARTICIPANTS:

Bob Howard-Anderson

Occam Networks, President and CEO

Juan Vela

Occam Networks, Director of Solutions Marketing and Strategy

PRESENTATION

MR. VELA:  I want to thank you for joining the Occam Networks call to its consulting engineer partners regarding the Calix proposed acquisition of Occam Networks.  My name is Juan Vela, Director of Solutions Marketing and Strategy for Occam Networks. Before we get started, I would like to go through a few logistical points.  We plan to present some prepared commentary which highlights the proposed acquisition by Calix of Occam Networks.  If you have any questions during the prepared statements, please submit them via the question tool provided by the Webinar system. For the sake of continuity and to make sure that we are able to address all questions succinctly as possible, we have placed all attendees on mute.  Again, please, use the question tools to provide your comments or questions and we will address them at the end of the prepared statement.

As part of our obligatory statements, we are to provide a forward-looking statement.  So this conference call contains forward-looking statements which are based on management’s current expectations, estimates, and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in this forward-looking statement. The forward-looking statements contained in this call include statements about the timing of completion of the acquisition; future financial and operating results; benefits of the transaction to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the transaction; the ability to integrate platforms and products; the ability to broaden the Calix Unified Access portfolio; the ability to accelerate innovation and accelerate opportunities for customers; plans to combine support and service resources and expand its direct sales engagement model; and other statements regarding the proposed transaction.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:  Failure of the Occam Networks stockholders to approve the proposed transaction; failure of the transaction to be consummated because the parties fail to satisfy other conditions to closing; the challenges and costs of closing, integrating, restructuring, and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the business of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s and Occam Networks’ filings with the SEC.

These forward-looking statements speak only as of today’s date.  Calix and Occam Networks are under no obligation to update their forward-looking statements whether as a result of new information, future events, or otherwise. Although this call may be replayed as of a later date, its continued availability does not indicate that we are reaffirming or confirming any of the information contained in the live conference call today. This conference call will be available for audio replay in the Investor Relations section of Occam’s website at occamnetworks.com/aboutus/investor.

I would now like to turn the call over to Bob Howard-Anderson.  Bob.

MR. Howard-Anderson:  Thanks, Juan. I will make a short presentation and then open it up to Q and A using the Q and A tool on the Webinar.  Let me start with a brief overview of what was announced last week.

As you know, Calix is proposing to acquire Occam for approximately $171 million in stock and cash subject to Occam stockholder approvals and other customary closing conditions.  This will create a combined entity whose last 12 months’ trailing revenue was approximately $350 million. We will have in aggregate as a combined company approximately 800 communications service providers as customers, and we will have an installed base in aggregate of 10 million subscriber ports and our combined customer base will comprise an aggregate subscriber line count of in excess of 48 million lines. I should note again the proposed acquisition is still pending.  Occam and Calix will continue to operate as separate companies until the transaction has been completed which should happen sometime in Q4 or Q1 of 2011.

Our primary focus as a company is to make sure our customers succeed.  As such, we will continue to work to meet our commitments to the market as we operate as a stand-alone company.  Occam and Calix have agreed to develop transition plans which will enable us to quickly combine our resources on the street, at our development centers, and in our support organizations to better meet the needs of our customers and consulting engineer partners; however, until the deal is concluded, we can only plan for the transition.

Next slide.

To date, Occam and Calix have both focused on access in the North American ILEC market.  Our respective companies have taken different approaches to accomplish similar goals to enable telcos to deliver advanced IP services over broadband access networks and help them win the broadband market.

Over the years, our companies have innovated in a variety of ways.  Calix, with the assistance of the OSI acquisition a few years ago, focused their innovative efforts on FTTP and ONTs which are manifested in products such as the P-Series of ONTs. The C7 platform is primarily geared towards enabling ILECs to provide newer broadband services over TDM, ATM, and SONET networks and considering the fact that there remains a large presence of SONET networks, the need for these kind of platforms will continue, while setting the stage for IP/Ethernet transition. Calix has recently introduced the E-Series platform and while it is Ethernet based, we have already heard from Calix that they expect to learn much from Occam about the design and deployment of Ethernet access networks.

The E-Series is still relatively new to the market and Occam and Calix share a number of common components that will lead to R&D synergies resulting in accelerated innovations for our customers. So what does Occam bring to the table of this proposed acquisition? For starters, we are the recognized leader in Ethernet access.  For the past decade, Occam has developed a foundation of intellectual property, experience in Ethernet network design, deployment and IP service delivery.  The BLC 6000 is a platform built with the premise that ILECs will ultimately arrive at Ethernet as the foundation for their access networks and as such, we have built a variety of innovative features that help the customers move broadband forward.  Features like IPSM, an advanced suite of service management features; VCA, a video traffic analyzer built in to every BLC.

Since the BLC 6000 has been used to deliver mission critical services since 2003, we have also developed pioneering capabilities like our Ethernet Protection Switching ring technology and Network synchronization Protocol. Collectively, our innovations in Ethernet networking and service assurance have established the BLC 6000 as a workhorse in over 380 service provider networks operating with over 3 million BLC ports in service.

Over the past few years, Occam has established itself as an innovative market leader in Active FTTP access.  Our BLCs and ONTs have led the movement to one gigabit per second to the home, business or mobile base station.  We have continued to innovate in FTTP by bringing GPON to the 1 RU form factor and by making gig aggregation and backhaul synonymous with FTTP.

It is this experience and our DNA for innovation and portfolio breadth that will ultimately complement the Calix solution set and lead to a stronger, focused company that will strive to accelerate the innovations for the next generation of broadband.  Our BLC 6000 footprint and the decade of Ethernet access experience are key drivers for the proposed acquisition, and we trust we will be better equipped to help your customers and ours to succeed in their business endeavors.

Next slide.

As stated in the public record, Calix fully expects to integrate the BLC 6000, also referred to as the B-Series, into the Unified Access architecture.  We expect the BLC platform will co-exist on 10G and 1G Ethernet rings and be fully compatible with the combined portfolio of FTTH ONTs.  As both Calix and Occam are committed to accelerating the movement to fiber, we expect our respective ONTs to be compatible with a wider variety of OLTs ranging from the B-, the C-, and the E-Series platforms.

We also expect the Unified Access architecture to facilitate the movement to making broadband ubiquitous.  While we believe FTTH is the best technical option for the future of broadband, we acknowledge it is not always the easiest business option.  As such, we expect our DSL and POTS solutions to continue to play a role in the Unified Access architecture.  In fact, Calix has already stated their desire to integrate our Voice Override IP expertise in MGCP and SIP into the combined product line, and we fully expect to leverage our common components in VDSL2 to accelerate innovation in copper-based broadband.

This leads to another of the true strengths of the combined portfolio, an expanded customer-oriented interoperability program. As more technology options come to the market, we feel the combined OPAN and Calix compatible partner programs will benefit from the combined resources of our respective companies and should enable us to ensure the solutions deliver work right the first time.

The next slide, please.

As stated earlier, we share a common vision with Calix — helping our customers succeed.  I won’t read all the words on this slide, but I would like to call your attention to a couple of the key benefits of the proposed acquisition.

First, we share a common set of technology components that will allow us to leverage development synergies into accelerated innovations to solve your access network challenges. This wasn’t by design, but it’s a benefit that should translate into accelerated execution of development plans.

Second, our customers selected Occam as much for our people as our technology. The combined organization will foster a broader, more focused sales and support team that will result in closer relationships with our customers and partners. It is this combination of team/talent and technology/products that we expect to form the basis for the new company to accelerate our customers’ future — network future proofing.

Next slide, please.

So the combined company brings the following benefits:  The ability to deliver any service by IP or TDM to any customer (resident, business, or MDUs) in any location — from any location (CO, remote terminals, or mobile base stations) over any technology (copper, active fiber, or GPON); Occam brings expertise in Voice Over IP and MGCP and SIP and can combine that with Calix TDM and H248; accelerated innovations resulting from synergy in development due to common components, such as DSPs, switch fabrics, et cetera; and more talent and more dollars in R&D that will benefit our customers bringing new innovations, new technologies under a Unified Access portfolio and all done at an accelerated pace.

Next slide.

Key business benefits as well.  More resources in Interop and test.  Again, solutions work right every time and the first time so customers can focus on expanding their business and services and not worry about network outages; expanded customer engagement models so our customers will get the support they need when they need it; a larger more focused company committed to bringing — committed to helping customers succeed in the race to secure broadband subscribers.

Next slide.

Finally, just a few comments on how the BLC 6000 will fit into the Unified Access architecture. The BLC 6000 will integrate into 10G and 1G Ethernet rings that include the C- and E-Series platforms. The ONT portfolios for both companies will be combined and made compatible along the B-, C- and E-Series, meaning any of the customers’ investments in our BLC 6000 footprint will be enhanced.  The BLC will be integrated under the CMS management system which will be complemented by tools already existing in Occam’s management such as Occam View and the OSSAN engine.

Next slide.

Now, I will open it to questions, but I do want to remind you that the acquisition is not final and it is expected to take three to six months to close.  In the meantime, Occam expects to continue to grow in our business, driving the BLC 6000 footprint, and we thank you, our partners, as consulting engineers helping our customers for continuing our business with them. Juan will facilitate taking the questions.

QUESTION AND ANSWER

MR. VELA:  Thanks, Bob.  As Bob stated, if you have questions, please submit them via the question tool that is provided with the GoToMeeting Webinar application. We’ve got a number of you on the line here, so we will wait for some of the questions to start coming in.

As a starting point, Bob, we had a couple comments earlier about warranty with regards to the BLC. Can you tell us what will happen to the warranty of the BLC products after the acquisition is complete?

MR. HOWARD-ANDERSON:  Yes.  Certainly.  Any warranty obligations Occam has made regarding the BLC 6000 and all of our products are a committed — assumed contractual arrangement under the acquisition.

Anything that is still remaining under warranty will be covered under warranty as a combined effort. MR. VELA:  Okay.  We have a question here from one of our CE partners.  Can you talk about how two product lines from Calix that both support GPON will be supported and developed going forward after the merger?

MR. HOWARD-ANDERSON:  Again, customers will be given greater choices.  All three product lines will be kept in their entirety and that means that there are GPON OLTs on both of the Calix platforms as there are on the BLC.  Customers will pick the solution that meets — that best meets their needs and their initiatives.  There are obviously certain differentiations and customers will be allowed to pick and choose the OLTs that meet their needs the best.

MR. VELA:  There’s a follow up to that which is:  “How is R&D going to be consolidated and the two access platforms continued to be developed? It seems one of the platforms will be phased out over time.”

MR. HOWARD-ANDERSON:  Well, first let me talk to the combination of the teams. Calix, as well as Occam, sees that the successful companies in this space must continue to stay ahead and innovate and bring new solutions to market.  This combination brings two historically strong innovative teams together, and we expect the customers could be the beneficiaries of that with continuing our roadmaps.

Calix will keep Occam R&D engineering that is now based in Santa Barbara, as well as our Silicon Valley site.  And Calix has already committed to a multi-site philosophy of their company.  They have an R&D team also in the Bay Area as well as a large R&D function in Minnesota and one in Massachusetts.

Initially, companies will continue to invest across all the products of both companies combined and we expect to continue to support and enhance the BLC 6000 as part of the combined entity. Over time a joint roadmap will derive the best of three technologies from all the preceding developments and build on that for a combined roadmap.

The details of that remain to be seen, but the strength will be based on the history of innovation and the strength of the technical teams to develop those roadmaps, and we expect to continue to innovate in a combined fashion with greater speed and across the same products.

MR. VELA:  Again, please submit your questions via the question tool, and we will get to them as soon as we can. The next question we have here, Bob, is more about short-term roadmap commitments. You know, we have made commitments to customers on product features to be delivered as part of Q4 and even into 2011.  Are those plans now cancelled or are they going to continue going forward?

MR. HOWARD-ANDERSON:  Absolutely. Occam will continue to invest in its roadmap as a stand-alone company. And then after we combine, we will combine the best of the teams and technologies to extend the roadmap even further.  Any commitments we have made to date in our roadmap are unchanged leading up to the acquisition and then will be extended after the acquisition.

MR. VELA:  I have a support question here. “Who do customers contact for support issues after the acquisition? Does the support team in Santa Barbara remain intact?”

MR. HOWARD-ANDERSON:  We expect it to and we expect it to be enhanced when we combine the resources of both companies and cross train across the products. Both companies have a — place a strong importance on supporting customers after we sell our equipment and both companies have leveraged technology and web-based tools to enhance the support experience, and we expect a combination of both staffing and those tools and technologies for support after the sale only to be enhanced by the bringing together of the two companies.

MR. VELA:  Okay.  The next question is about the Calix CMS.  “How long do you anticipate it will be before the Calix CMS supports the Occam products?”

MR. HOWARD-ANDERSON:  Well, as I said, up to the acquisition closes, we can only have limited transition or integration planning. We can’t actually make any integration.  So details of schedule and roadmap will have to wait until after the acquisition closes, and it is too early to predict exact time frames, but a couple of the roadmap items that I have mentioned such as bringing the Occam BLC 6000 under CMS and cross interoperability with the ONTs, those will be priorities and will be the first and largest efforts that we will undertake as a combined technical team.

MR. VELA:  Question about purchasing in the short term, “Why should we advise our customers to buy the BLCs and ONTs if the deal is expected to close in three to six months?”

MR. HOWARD-ANDERSON:  Well, a variety of reasons remain.  One, as you know, your customers, our customers are either operating to provide better enhanced services to their subscribers — in some cases, they are responding to a competitive threat. Sometimes it is just the need to meet the demand of subscribers.  Some of them have now taken awards — stimulus awards from the government, have tight timelines.

So we would hope they would not delay. We want to — we are here to serve them leading up to the acquisition.  We are continuing to ramp our supply and secure product to be available to our customers.  The customers have chosen the BLC 6000 or are about to because they recognize it is as the best technology and best product for their needs.  We have ten years of track record and an extremely broad and flexible product line all based on IP and Ethernet.  And if that’s what the customers — if that’s what ILECs are choosing to transition to, they want the best product that meets those needs, then they should continue to buy the BLC 6000.

MR. VELA:  What about on the ONT front? What will happen to the Occam ONT as the deal is closed and what should ILEC expect from the combined company ONT roadmap?

MR. HOWARD-ANDERSON:  As I said before, the ONTs from both companies will be made to be interoperable across all OLTs.  There are — in this business, there’s a demand for a wide variety of ONTs and this only enhances the breadth of ONTs that the company will have to offer to customers.  If there’s any overlap somewhere down the line that there may be some merging or pruning of the product line, but initially all products will continue to be supported.

They will be made to be interoperable and only enhanced later down the line. So both companies place an extreme importance and understanding on investment protection for service providers that have made a significant investment in either Occam BLCs or Calix’s series products, and both companies know the importance of maintaining that investment for the customers long after the acquisition is done.

MR. VELA:  Again, I invite you to submit questions if you have any additional concerns or questions for Bob.  It looks like we are kind of tailing off here in the number of submissions. So at this point, Bob, unless we have more questions come in.

MR. HOWARD-ANDERSON:  Okay. Well, I thank you all for attending. I thank you for assisting us and your customers in bringing more and better broadband. And as always, I am always available to take your call or drop me an e-mail if you have any further questions that weren’t addressed in today’s call.  Thank you.

MR. VELA:  As I said earlier, we have intention of making these slides available on our Investor Relations site. So if you have interest in viewing them, please access them there. If you have any questions about the Webinar or anything else, please contact me at J-V — as in Victor — E-L-A at occamnetworks.com, and I will be happy to respond to you as appropriate.  Thank you.

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957, or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.

This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of completion of the acquisition; the ability to integrate the companies; advantages of the combined organization; future financial and operating results; benefits of the transaction to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the transaction; the ability to integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access portfolio; the ability to bring new innovations at a faster pace and bring new technologies into new markets; the ability to accelerate Calix’s Unified Access roadmap, align with customer needs and accelerate their ability to successfully deliver enhanced broadband services to their subscribers; the combined organization’s ability to innovate and accelerate the time-to-market of new functionality and solutions, enhancing the Unified Access portfolio with more options and form factors to fit multiple deployment scenarios and expanding the field organization to serve its customers; the intent to accelerate development on existing and acquired platforms and the ability of continued research and development to accelerate innovation and time-to-market; the expectation that combining resources will deliver higher levels of support and service and drive greater customer satisfaction; the intent to expand its direct engagement model; anticipated revenues, non-GAAP gross margins, non-GAAP operating expenses, non-GAAP operating income, growth, accretion to non-GAAP earnings and cash flows in 2011; the ability to leverage Calix’s operating model; ability to accelerate Calix’s strategic road map and business plan and increase its competitiveness; and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed transaction; failure of the transaction to be consummated because the parties fail to satisfy other conditions to closing; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.